

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3010

May 5, 2009

<u>VIA U.S. MAIL and FAX 212-656-2078</u>

Michael Geltzeiler
Chief Financial Officer
NYSE Euronext
11 Wall Street
New York, NY 10005

> **Re:** **NYSE Euronext**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2008**
> **Filed February 27, 2009**
> **Proxy Statement**
> **Filed March 2, 2009**
> **File No. 001-33392**

Dear Mr. Geltzeiler:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation, page 55

1.   We note from your risk factor disclosure on page 26 that you "have experienced a decline in new listings and an increase in delistings of companies that no longer satisfy [y]our continued listing standards." In future filings, please expand your MD&A discussion to address this trend and the resulting impact on revenues and operating income, or tell us why you believe it is not a material trend. Refer to Item 303(a)(3)(ii) of Regulation S-K.

Factors Affecting Our Results, page 56

2.   We note from your disclosure in the first paragraph that your total trading volumes have been increasing. Please reconcile this disclosure with your risk factor disclosure on page 27, which states that your share of trading in NYSE-listed securities, as well as Euronext-listed securities, have declined. In addition, we note your disclosure in the second paragraph on this page, which states that "[l]ower levels of economic activity and uncertainty regarding the capital markets can result in a decline in trading volume," as well as your related risk factor on page 26. In light of the recent economic conditions, please expand your disclosure in future filings to explain your belief as to why total trading volumes have been increasing.

Results of Operations, page 63

3.   In several instances throughout this section, you explain changes in income or expenses by stating that such change is "primarily due to" several different factors. To the extent practicable, in future filings please revise to quantify the extent to which each factor contributed to the change.

Financial Statements

Consolidated Statements of Operations, page 84

4.   Please tell us how you complied with EITF 01-9, or tell us why you believe it was not necessary to record liquidity payments as a reduction of revenues.

Notes to Consolidated Financial Statements

Note 2 – Significant Accounting Policies

Revenue Recognition, page 89

5.   Please tell us how you have complied with EITF 99-19, or tell us how you
        determined it was not necessary to present your market data revenue gross of
        administration costs.

Note 3 – Acquisitions and Divestitures

Other transactions

LCH.Clearnet, page 98

6.   It does not appear that you have accrued a liability for the termination payment to
        LCH.Clearnet. Please tell us the nature of the termination payment and how you
        determined it was not necessary to accrue a liability. Within your response,
        reference the authoritative accounting literature management relied upon.

Proxy Statement

Compensation Discussion and Analysis, page 26

7.   In future filings, please expand your disclosure to explain why your HR&CC
        determined that your management performed above expectations. We note that
        your company sustained large losses in operating income and net income and that
        your revenues decreased by 59% in 2008, as compared to the prior year. Please
        tell us how you intend to comply.

8.   We note your disclosure on page 27 that you "tied salary and long-term grant
        levels to a new title structure." In future filings, please explain in greater detail
        what this means and how actual compensation amounts were affected. Please tell
        us how you intend to comply.

Long-Term Incentive Plan, page 32

9.   We note your disclosure on page 33 that the LTI target levels for Mr. Niederauer
        and Mr. Theodore were two-times the annual target. In future filings, please
        revise to explain why the target levels were doubled only for these two
        employees. Please tell us how you intend to comply.

Please respond to our comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jennifer Monick, Senior Staff Accountant, at (202) 551-3295, or the undersigned at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale, Attorney Advisor, at (202) 551-3402 or Tom Kluck, Branch Chief, at (202) 551-3233 with any other questions.

Sincerely,

Kevin Woody
Branch Chief